Mail Stop 4720   April 20, 2010

Mr. Cornelius Hofman
President, Chief Executive Officer
 and Chief Financial Officer
Way Cool Imports, Inc.
5555 North Star Ridge Way
Star, Idaho 83669

          Re: Way Cool Imports, Inc.
                 Registration Statement on Form 10-12G
                 Filed March 23, 2010
                 File No. 000-53913

Dear Mr. Hofman:

          We have reviewed your filing and have the following comments. Where indicated,
we think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free to
call us at the telephone numbers listed at the end of this letter.

FORM 10-12G

General

1. Please update the discussion throughout the document to the most recent date
    practicable.

2. Please note that your Form 10 will become effective by operation of law 60 days after
    the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If
    you have not resolved all outstanding comments within this 60 day period, you should

consider withdrawing the Form 10 prior to the end of the 60 day period and filing a new Form 10 that includes changes responsive to any outstanding comments. Additionally, please note that the effectiveness of your Form 10 will commence your reporting obligations as a registrant under Section 12(g) of the Exchange Act.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we do not cite as examples, make the appropriate changes in accordance with our comments.

4. You are encouraged to provide your internet website address, if applicable.

5. A search of the website for the Nevada Secretary of State indicates your current corporate status as "default." Please advise us concerning your current corporate status and revise the disclosure in the document as may be necessary.

6. Please remove the OMB statement on the cover page that states "[p]ersons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number."

7. Please revise the document to include the information requested by Item 101(e)(1) and 101(e)(2) of Regulation S-K.

8. We note Mr. Hofman's apparent involvement with other blank check companies. A new section should be added describing any previous blank check companies in which your management may have been involved. Include the following:
    * Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of the company, and describe any mergers or acquisitions with the blank check company;
    * Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company;
    * Disclose whether any transaction resulted in the termination of Mr. Hofman's association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received by the shareholders of the blank check company and Mr. Hofman, respectively, the

Way Cool Imports, Inc.
April 20, 2010
Page 3

amount of any retained equity interest, and the identity of any successor entity. Also, please discuss any affiliated or third party involvement in the transaction.

Cover Page

9. Please revise your facing page to include the city and state of your principal executive offices.

Business, page 2

10. The discussion concerning the sale of antiques, furnishings and accessories on a wholesale basis to retailers does not appear to agree with the description of the company's former business as described in note 3 to the financial statements. In this regard, we note that all sales were made to a company affiliated with your former management, the purchases by the related party have not been paid for and the company is unlikely to receive payment.

11. Please disclose, if true, that you have not yet identified any potential merger or acquisition partner.

12. Please include in your discussion that you have a going concern qualification.

13. Please describe the steps, if any, you have taken to effectuate a business combination. In this regard, consider expanding the discussion to explain how the company plans to search for a target company addressing matters such as any criteria for the target company, the approximate number of persons who will be contacted or solicited and their relationship to the company's promoters or management.

14. Please disclose whether you presently plan to engage a professional firm or other individual that specializes in business acquisitions.

15. Please discuss whether and how you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

16. Please disclose whether you intend to submit any potential merger, acquisition, or similar reorganization for shareholder approval. If you do not intend to solicit

 shareholder approval for a merger, acquisition or similar reorganization, please provide a legal analysis explaining why shareholder approval will not be required.

Perceived Benefits, page 2

17. You state that the perceived benefits of being a reporting company are "commonly thought to include" the listed benefits. Please provide independent and objective support for this assertion. Also, please balance your discussion of the perceived benefits of being a reporting company with an equally prominent discussion of the real and "perceived" disadvantages.

18. Please disclose what benefits the company hopes to obtain for its shareholders by merging with a private operating company. For example, please clarify whether you will seek to retain an equity interest in the surviving company, a cash payment in exchange for outside shares, or a combination.

19. We note your intent to merge with a private company that desires to become a public company and the possible reasons a business may want to become a public company. Please expand the discussion to explain why you believe your company, a shell with minimal assets, would be attractive to a private operating company seeking to become a public company. The discussion should address the fact the "target" could file its own Form 10, the fact you have limited assets the "target" could utilize, the consideration the private company would provide in the transaction, the obligation to file a Form 8-K in connection with the transaction including Form 10 information regarding the private company, and the costs involved in providing such information.

Potential Target Companies, page 2

20. We note the discussion of the reasons that another business entity may be interested in a business combination with your company. Please balance this discussion with a discussion of why an investment in certain of these business entities may not be desirable for your investors. For example, you disclose that certain business entities may be interested in a combination because they are unable to find an underwriter. Appropriate balanced disclosure should discuss why a target company might be unable to find a willing underwriter.

Risk Factors

General

21. If Mr. Hofman will receive consideration for fees, services, majority interest, etc. in connection with a transaction with a "target" that is different from the consideration received by your other shareholders, please consider the inclusion of an addition risk factor addressing this potential pecuniary interest and the conflict of interest that may arise as a result.

22. Since Mr. Hofman is the sole member of management, please revise the discussion in the second, fourth and fifth risk factors on page 3 and in the first, fifth and last risk factors on page 4 to use the words "Mr. Hofman" or "the Company" as appropriate rather than the term "management." Similar revisions should be made throughout the document to the extent you refer to management or the company's officers or directors in the plural form as opposed to just using "Mr. Hofman" or "the Company."

<u>"Our management has limited time to devote to our business which will likely reduce opportunities to identify a suitable acquisition candidate." Page 3</u>

23. It appears that Mr. Hofman is the sole member of management and the sole employee of the company. Please revise the discussion to clarify the risk pertains to the time Mr. Hofman can devote to the company's activities.

24. Please disclose the estimated amount of time, or the percentage of his time, that Mr. Hofman will devote to the company's affairs.

25. We note the last sentence of this risk factor that Mr. Hofman's departure would not adversely affect development of the company's business and its likelihood of continuing operations. In view of the company's current stage of development and its apparent dependence on Mr. Hofman as its sole officer, director and controlling shareholder, please provide an analysis, with a view to possible disclosure, explaining why you believe Mr. Hofman's departure would not adversely affect you business and operations. We may have additional comments.

"The Company's officer and director participates in other business ventures which may compete directly with the Company." Page 4

26. Please clarify how potential conflicts of interest may be resolved in the event one of Mr. Hofman's other business ventures is interested in the same "target" company.

27. Please identify any other blank check companies with which Mr. Hofman is currently involved.

"A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company." Page 4

28. We note the reference to the possible sale or transfer of company shares held by your current officer. Please expand the discussion to clarify who will receive the proceeds of any such sale. To the extent such sales or transfers pertaining to other blank check companies have occurred in the past involving Mr. Hofman, please expand the discussion to provide details of such transactions and quantify the consideration, if any, received by Mr. Hofman in connection with the transaction(s).

Certain Relationships and Related Transactions, page 9

29. Please include the disclosures required under Item 404(b) regarding your policies and procedures for review, approval or ratification of related party transactions. Discuss your process for evaluating such transactions in view of the fact that currently Mr. Hofman is your sole officer and director. In addition, please state whether your policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

Financial Statements

General

30. Please note that an update to include your unaudited interim financial statements for the period ending March 31, 2010 and related financial information will be required if you are not effective by May 15, 2010. Refer to Rule 3-12 of Regulation S-X.

Note 3- Related Party Transactions, page F-10

31. Please tell us and disclose the facts and circumstances that caused you to fully reserve the note receivable from RDG Imports, Inc. Please also tell us how you determined that collectability was reasonably assured for the associated revenue at the time it was recorded, see SAB Topic 13.A.1.

Exhibits

Exhibit 3.1

32. The articles of incorporation as filed omit articles one through seven. Please file as an exhibit the entire articles of incorporation as currently in effect and any amendments thereto. We may have additional comments.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

Way Cool Imports, Inc.
April 20, 2010
Page 8

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director